May 7, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Attention:          Mr. Larry Spirgel
Mr. Carlos Pacho
Mr. Robert Shapiro

Re:      Oplink Communications, Inc.
Form 10-K for the Year Ended July 1, 2012
Filed September 14, 2012
File No. 000-31581

Dear Messrs. Spirgel, Pacho and Shapiro:

This letter responds to your letter dated April 23, 2013 setting forth comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to our Form 10-K for the year ended July 1, 2012.  For the Staff’s convenience, we have recited your comments in bold type and have followed each comment with our response.

Form 10-K for the year ended July 1, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	Benefit (Provision) for Income Taxes, pages 42 and 43

We note your response to comment No. 2 from our letter dated March 21, 2013. Please tell us the reason for the transfer of the U.S. contingent liability to the China Business Trust. Tell us whether this contingent liability is associated with the transfer of intellectual properties to China Business Trust. Also, tell us whether in a prior period you had recognized a deferred tax benefit based on a 35% tax rate related to the initial recognition of the contingent liability in your financial statements.

We respectfully advise the Staff that the reason for the transfer of the U.S. contingent liability is as follows:

•
The contingent liability related to excess and obsolete inventory.  Zhuhai FTZ Oplink Communications, Inc. (“FTZ”) was to receive a guaranteed profit for manufacturing on behalf of Oplink Communications, Inc. (“Oplink US”).  Accordingly, Oplink US would compensate FTZ for losses related to excess and obsolete inventory. The US liability to Oplink FTZ would not become fixed unless and until Oplink FTZ realized the loss by selling or disposing of the excess and obsolete inventory. As a result, Oplink US recorded a contingent liability and recorded a deferred tax asset which it would realize if and when the contingent liability became fixed and the relevant amount was paid to FTZ.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 7, 2013

•
Under the new international structure, FTZ ceased manufacturing for Oplink US and started manufacturing for the Oplink China Business Trust (“CBT”). Under the intercompany agreements implementing the new structure, CBT bears the liability for excess and obsolete inventory generated by FTZ as part of its manufacturing services. We transferred the pre-restructuring inventory liability from Oplink US to CBT because we determined that the best structure from a managment and financial reporting and control perspective is for CBT to bear the liability for FTZ’s excess and obsolete inventory generated both before and after the implementation of the new international structure.

We also respectfully advise the Staff that the Oplink US contingent liability was not associated with the transfer of intellectual property to the China Business Trust. The Oplink US contingent liability was associated with the contract manufacturing arrangement between Oplink US and FTZ, as discussed above.

We also respectfully advise the Staff that the company had recognized a deferred tax benefit based on a 35% tax rate related to the initial recognition of the contingent liability in our financial statements.

Financial Statements and Supplementary Data

2.	Note 2- Summary of Accounting Policies, Revenue Recognition, page 59

Please tell us in more detail of the nature of your revenues associated with contract-related cancellation payments from customers and your support in GAAP for your revenue recognition accounting policy.

We respectfully advise the Staff that our revenues associated with contract-related cancellation payments from customers have historically been insignificant.  Revenues associated with cancellation payments totaled $3,500, $1,500 and $0 during each of the years ended July 1, 2012, July 3, 2011 and June 27, 2010, respectively.  We intend to revise our revenue recognition accounting policy in future filings to remove the disclosure related to cancellation payments.

3.	Note 11, Balance Sheet Components, Other assets, page 76

We note your response to comment 4 from our letter dated March 21, 2013. Tell us in more detail of the reasons for the creation of the $7.8 million deferred tax charge and how it relates to the transfer of certain intellectual properties overseas.

We respectfully advise the Staff that the $7.8 million deferred tax charge represents the long term portion of the income taxes incurred on the taxable gain realized upon the transfer of the intellectual property from Oplink US to the China Business Trust.  The expense associated with these taxes has been deferred and is being amortized in accordance with ASC 810-10-45-8.

ASC 740-10-25-3(e) requires that income taxes paid on intercompany profits on assets remaining within the group be accounted for under the consolidation guidance in ASC 810-10.  ASC 810-10-45-8 states, that if income taxes have been paid on intra-entity profits on assets remaining within the consolidated group, the recognition of those taxes shall be deferred.

The FASB concluded that an entity's income statement should not reflect a tax consequence for intercompany sales that are eliminated in consolidation. Under this approach, the tax incurred from the sale is deferred upon consolidation. In situations involving the transfer of assets intended for internal use, the prepaid taxes are to be amortized over the assets expected life or, by another systematic and rational approach.  The Company is amortizing the deferred tax charge over the expected life of the intellectual property.  The $7.8 million deferred tax charge is the unamortized portion of the tax incurred on the gain realized upon the transfer of certain intellectual properties overseas.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 7, 2013

4.	Note 12, Income Taxes, pages 77 - 79

We note your response to comment 5 from our letter dated March 21, 2013. Please expand your disclosure in future filings to describe the main reason for the 100 % impact of foreign rate differences in the rate reconciliation for income tax rates for 2012.

We respectfully advise the Staff that the disclosures in future filings will be expanded to describe the main reason for the 100 % impact of foreign rate differences in the rate reconciliation for income tax rates for 2012.

5.	Note 12, Income Taxes, page 79

We note your response to comment 6 from our letter dated March 21, 2013. Tell us in more detail of the nature of the uncertainty in connection with the transfer pricing for the value of several intellectual properties.

We respectfully advise the staff that the nature of the uncertainty relates to the uncertain tax positions associated with the transfer pricing value and the corresponding gain realized on the transfer of the intellectual property from Oplink US to the China Business Trust.  The company has recorded unrecognized tax benefits in connection with these uncertain tax positions.

ASC 740-10-30-7 provides that a tax position that meets the more-likely-than-not recognition threshold shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Measurement of a tax position that meets the more-likely-than-not recognition threshold shall consider the amounts and probabilities of the outcomes that could be realized upon settlement using the facts, circumstances, and information available at the reporting date.

Valuation of intangible property involves assumptions, variables and alternative methodologies that create subjectivity.  The company engaged transfer pricing specialists to compute the value of the intangible property for purposes of reporting the gain on the transfer on the company’s tax return.  The company also engaged the transfer pricing specialists to compute alternative values based on acceptable differing assumptions and methodologies.  The company used alternative values for certain variables including the discount rate and routine returns.  Based on these scenarios, the company computed the amount that is more than 50 percent likely to be realized upon settlement with a tax jurisdiction “that has full knowledge of all relevant information.”  The difference between the amount reported on the tax returns and amount that is more than 50 percent likely to be realized upon settlement with a tax jurisdiction “that has full knowledge of all relevant information” comprises the majority of the increase in uncertain tax positions in fiscal year 2012.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (510) 933-7233 or Stephen Welles, our General Counsel, at (510) 933-7289.

Sincerely, /S/ Shirley Yin Shirley Yin Executive Vice President and Chief Financial Officer

cc:    Joseph Y. Liu, Chairman & CEO, Oplink Communications
        Stephen M. Welles, VP & General Counsel, Oplink Communications
     Oplink Communications Audit Committee